Exhibit 5.1

601 Lexington Avenue
New York, New York 10022

(212) 446-4800	Facsimile:
(212) 446-4900
www.kirkland.com

July 7, 2016

Molson Coors Brewing Company

1801 California Street, Suite 4600

Denver, Colorado 80202

Re:                             Enforceability Opinion

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as legal counsel to Molson Coors Brewing Company, a Delaware corporation (the “Issuer”), and each of the guarantors listed on Schedule A hereto (the “Guarantors” and each a “Guarantor”). This letter is being delivered in connection with the issuance by the Issuer of $500,000,000 in aggregate principal amount of 1.450% Senior Notes due 2019 (the “2019 Notes”), $1,000,000,000 in aggregate principal amount of 2.100% Senior Notes due 2021 (the “2021 Notes”), $2,000,000,000 in aggregate principal amount of 3.000% Senior Notes due 2026 (the “2026 Notes”), $1,800,000,000 in aggregate principal amount of 4.200% Senior Notes due 2046 (together with the 2019 Notes, the 2021 Notes and the 2026 Notes, the “USD Notes”) and €800,000,000 in aggregate principal amount of 1.250% Senior Notes due 2024 (the “Euro Notes” and together with USD Notes, the “Notes”), in connection with (i) a Registration Statement (333-209123) on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on January 26, 2016, (ii) the base prospectus, dated January 26, 2016, contained in the Registration Statement and (iii) the prospectus supplement of the Issuer, dated June 28, 2016, covering the offer and sale of the USD Notes and the prospectus supplement of the Issuer, dated June 29, 2016, covering the offer and sale of the Euro Notes (collectively, the “Prospectus Supplements”).

The Notes were issued pursuant to the Base Indenture dated as of July 7, 2016, as supplemented by the First Supplemental Indenture dated as of July 7, 2016, relating to the Euro Notes, and the Second Supplemental Indenture dated as of July 7, 2016, relating to the USD Notes (as so supplemented, the “Indenture”), by and among the Issuer, the Guarantors and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). The Indenture includes the guarantees of the Notes (the “Guarantees”) by the Guarantors.

We have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate and other records and other instruments as we have

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deemed necessary for the purposes of this opinion, including (i) the articles of incorporation or formation, bylaws and operating agreements, as applicable, of the Issuer and the Guarantors, (ii) resolutions of the Issuer and the Guarantors with respect to the issuance of the Notes and the Guarantees, (iii) the Indenture (including the Guarantees contained therein), (iv) the Registration Statement, (v) the Prospectus Supplements, and (vi) copies of the Notes.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Issuer and the Guarantors, and the due authorization, execution and delivery of all documents by the parties thereto other than the Issuer and the Guarantors. We have also assumed that the execution and delivery of the Indenture, the Securities and the Guarantee and the performance by the Issuers and the Guarantor of their obligations thereunder do not and will not violate, conflict with or constitute a default under any agreement or instrument to which the Issuer or any Guarantor is bound.  As to any facts material to the opinions expressed herein that we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Issuer and the Guarantors.

Our opinion expressed below is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally, (ii) general principals of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and (iii) public policy considerations that may limit the rights of parties to obtain certain remedies.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that (i) the Notes have been duly authorized and executed by the Issuer, (ii) the Guarantees of Molson Coors International LP (“MCILP”) and Molson Coors Holdco Inc. (“MC Holdco”) have been duly authorized and executed by MCILP and MC Holdco, respectively, and (iii) assuming due authorization, execution and delivery of the Indenture by the Guarantors (other than MCILP and MC Holdco) and the Trustee and due authentication and delivery of the Notes by the Trustee, the Notes are binding obligations of the Issuer and the Guarantees are binding obligations of the Guarantors.

We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K dated July 7, 2016. We also consent to the reference to our firm under the heading “Legal Matters” in the Prospectus Supplements. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Our advice on every legal issue addressed in this letter is based exclusively on the internal law of the State of New York and Delaware law and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the jurisdiction which enacted such law.  The manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it.  None of the opinions or other advice contained in this letter considers or covers any foreign or state securities (or “blue sky”) laws or regulations.

The opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein.  This opinion speaks only as of the date hereof and we assume no obligation to revise or supplement this opinion.

This opinion is furnished to you in connection with the filing of the Issuer’s Current Report on Form 8-K on or about the date hereof and in accordance with the requirements of Item 601(b)(5)(i) of Regulation S-K promulgated under the Securities Act.

Yours very truly,

/s/ Kirkland & Ellis LLP
KIRKLAND & ELLIS LLP

Schedule A

Guarantors	Jurisdiction of Organization
Molson Coors International LP	Delaware
Molson Coors Holdco Inc.	Delaware
Molson Coors International General, ULC	Nova Scotia
Coors International Holdco, ULC	Nova Scotia
Molson Coors Callco ULC	Nova Scotia
Molson Canada 2005	Ontario
Coors Brewing Company	Colorado
CBC Holdco LLC	Colorado
MC Holding Company LLC	Colorado
CBC Holdco 2 LLC	Colorado
Newco3, Inc.	Colorado